Prime Resource, Inc.
                             1245 E. Brickyard Road
                                    Suite 590
                           Salt Lake City, Utah 84106
                                  801.433.2000


October 28, 2005

Mark Brunhofer
Mail Stop 6010
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re: Prime Resource, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2004
       Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
         2005
       File No. 333-88480

Sent Via Express Mail

Dear Mr. Brunhofer,

We are in receipt of the Commission's fax dated October 21, 2005 regarding the above referenced filings. Included with this response are the original filings with the proposed amendments highlighted as requested. Also, this letter has been submitted to our EDGAR filer to be filed under the form type CORRESP.

We request that conduct an informal review of the following responses before we submit amended disclosures incorporating these changes. We would like to insure that the proposed corrections satisfy your comments and avoid if possible the filing of multiple amendments.

Form 10-KSB for the year ended December 31, 2004

Item 6. Plan of Operations, page 13

Results of Operations, page 14

1. The amount of revenues and expenses as shown on the results of operations section are now consistent with the statement of operations on F-3. Also, the change in revenues as shown on the results of operations was incorrect and has


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been changed on the amended narrative. The material changes explanations have also been expanded.

2. Prime does segregate expenses by division and we have removed the offending language. Segment expenses have been presented as you noted.

3. A discussion of material accounting estimates has now been included in the results of operations which is substantially identical to the disclosures in the footnotes to the financial statements.

Item 7. Financial Statements

4. The wording under this caption is incorrect and has been replaced with the correct wording to indicate that the financial statements have been prepared by management of the company. Child, Sullivan & Co. did not prepare the financial statements. Our normal procedure in preparing the disclosures is to compile the document including financial statements and send it electronically to the Company's auditors and attorney for review and comments. Evidently, old boilerplate language was merged into our document and returned to us without us noticing the change. We emphatically state that Child Sullivan & Co. audited results of our work and were not involved in their preparation.

Note 1. Significant Accounting Policies, page F-7

Trade Receivables, page F-8

5. The amount of bad debts and chargebacks is so nominal that we do not find it useful to disclose the amounts that have been netted against receivables. However, we have disclosed that fact in the amended footnotes.

Trading Securities, page F-11

6. After further review and based upon your comments, we have reconsidered the classification of certain securities in our portfolio upon the realization that these certain securities, though expected to be bought and sold initially for short term profits, are not traded on an exchange or Over-the-Counter, and thus do not have readily determinable fair values. Based on our review, we have concluded that there are two securities in our portfolio resulting in unrealized gains, that would not qualify as either trading securities or available for sale securities using this criteria. We have reclassified these securities as investments (long term assets) on the balance sheet, recorded them at cost (net of any impairment, if any,) and have restated the December 31, 2004 balance sheet and statement of operations. The remaining securities classified as trading securities have a cost of $4943 and a fair value based on OTC prices of $8964, at December 31, 2004. At June 30, 2005, the cost and fair values of trading securities are $3975 and $6265, respectively.


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Note 11. Income Taxes, page F-17

7. The income tax footnote to the financial statements explains the nature of the items making up the deferred tax liability and assets. However, we have added another explanatory sentence regarding the cash versus accrual method of accounting for income tax purposes that may have been unclear under the original wording. We have not added a discussion in the footnotes regarding the stock compensation that created the deferred tax asset, since the stock compensation event occurred in a previous year, (2002) that is not presented in the comparative financial statements. The deferred tax liability associated with the unrealized gains that have been removed from the statement of operations (in response to comment number 6) has also been adjusted.

Item 8A. Controls and Procedures, page 18

8. In your comment letter you asked the company to respond specifically in your item 8 concerning the controls and procedures provisions of the 10-KSB and 10-QSB filings and requested they be completed within the time provisions indicated in Rule 307 of Regulation S-B. You further asked the company to opine further upon whether it believes its disclosures, controls and procedures were effective or ineffective.

         In response to your question we wish to indicate that for some reason the company has used the generic phrase "within ninety days" from its prior filings and probably based upon an earlier iteration of the rule. In any event, the company has followed and will continue to follow the procedure of reviewing concurrently with the filing of each periodic report those internal control and procedures to make sure that they are in compliance with the prescribed rules to the best of the company's officers ability. We wanted to clarify for you that we have historically followed this procedure as to all of the reporting periods which are subject to your comment letter. Further, the company's officers have reviewed item 307 of Regulation SB and the reference to section 240.15(d)15(e) dealing with the definition and direction for those controls and procedures. Based upon that review and our understanding, we are of the opinion that for each of the reporting periods subject to your comment letter, Prime has followed a reasonable review and diligence procedure related to its internal disclosure, controls and procedures.

         Specifically, the procedures followed by management are as follows:

         1. Management consults with securities counsel for the company to see if there have been any changes in applicable rules and regulations governing internal controls and procedures for financial data.



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         2. Management, including the CFO and the CEO, meet with the independent auditor for the company to discuss generally the effectiveness of the internal procedures employed by the company in maintaining documents, financial records, and transferring those documents and records to the auditors, as well as obtaining the auditors opinion as to the general effectiveness of those procedures.

         3. The management group then reports to the Board the results of the foregoing reviews with counsel and the outside auditors, and physically completes the review of the financial information in concert with those procedures. It should be noted in this regard that Prime is an extremely small public company and it is not difficult for the CEO and the CFO to physically complete a personal review of the checking accounts, bank statements, and other financial data upon which the financial statements are based. The two principal officers then report back to the board that they have reviewed the accounting records and if there are any anomalies or undetermined or unauthorized transactions, those would be reported to the board with a request for independent review by the board with the independent auditors of the company. Prime would report that during the period of the present reports requested, it did not find any unexplained or anominals accounting or financial information transactions. Based upon the foregoing procedures, the company is of the opinion that its financial accounting standards are adequate for a company of the nature and size of Prime.

         Based upon the foregoing information, item 8A on controls and procedures has been amended but is not highlighted.

Exhibits 31, pages 29 and 31

9. Compliance with Rule 601(b)31 of Regulation SB pertaining to certifications.

         The company has reviewed with its counsel the specific requirements of
Item 601(b)(31) of Regulation SB and has made the changes to its certifications in the attached certification which it now believes are fully compliant with the Rule. It appears the Company was substantially complying with the wording required by Rule 501 but had inadvertently omitted some of the required language for the updated version of the rule.

Form 10-QSB for the six months ended June 30, 2005

Item 1. Financial Statements, page 3

Consolidated Balance Sheet, page 3

10. The form 10-QSB for June 30, 2005 has been updated to include a disclosure of the $250,000 note receivable and its terms.


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Notes to Financial Statements, page 7

11. The segment information has been included in the narrative of the June 30, 2005 form 10-QSB ans has been added to the footnotes in the financial statements.

Item 2. Management's Discussion and Analysis of Financial Condition or Plan of
------------------------------------------------------------------------------
Operation, page 8
-----------------

12. The disclosures have been amended to expand the discussion of material changes in revenues and profits from period to period.

13. The continued success of Fringe Benefit Analysts in attracting established group insurance agencies has the effect of increasing revenues. The commissions paid back to an agency is determined on a sliding scale, the larger the revenues the higher the payout. The addition of a large agency had the effect of increasing revenues but lowering overall margins due to a higher payout scale than the average sized agency. Additional compensation to staff members who's pay is partially determined by revenue and the hiring of additional staff to support the current and future anticipated needs of the firm increased overall employee costs.

In connection with this response we acknowledge that Prime Resource, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC; thus staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to our filings. We acknowledge that staff comments may not be used as a defense by the company or any person in any proceedings initiated by the Commission under the federal securities laws of the United States.

Your prompt attention to this matter is appreciated. Please call me with any questions or comments that will enhance your understanding of the proposed amendments.

Respectfully,


/s/ Terry Deru
Terry Deru
President